

October 22, 2010

Judson Bibb
President
Bibb Corporation
2831 St. Rose Parkway, Suite 204
Henderson, Nevada 89052

      RE: Bibb Corporation
                Form 8-K
                Filed September 24, 2010
                File No. 000-52512

Dear Mr. Bibb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that Z3 Enterprises, Inc. entered into an Agreement for Acquisition with Usee, Inc. and Usee Ca., Inc. (collectively referred to as Usee). Therefore, it appears that you may have completed a transaction that changes your status as a shell company. Please tell us how you evaluated the acquisition of Usee in determining whether you are required to provide the disclosures set forth in Section 2.01(f), 5.01 and 5.06 of Form 8-K.

2.   In addition, please tell us how you evaluated the acquisition of Usee in determining whether you are required to include the financial statements described in Section 9.01 of Form 8-K. Please note, that if you determine that you are required to include the

financial statements described in Item 9.01, you must include all content required by a Form 10 initial registration statement for Usee.

3. We refer to the press release announcing the Agreement for Acquisition between Z3 Enterprises, Inc. and Usee, Inc. and Usee Ca., Inc. filed as Exhibit 1.2 of this Form 8-K. You indicate in this press release that the "move," or acquisition, will result in making the current shareholders of Usee "minority shareholders" in Z3 Enterprises. Please tell us how you made this determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, at (202) 551-3399, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director